Penn Virginia Corporation

14701 St. Mary’s Lane, Suite 275

Houston, Texas 77079

May 8, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Lisa Krestynick

Re:	Penn Virginia Corporation
Registration	Statement on Form S-3 (File No. 333-216756)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Penn Virginia Corporation, a Virginia corporation (the “Company”), respectfully requests the acceleration of the effectiveness of the above-referenced Registration Statement (the “Filing”), so as to become effective at 12:00 p.m., Eastern Daylight Time, on May 10, 2017, or as soon as practicable thereafter.

Sincerely,

Penn Virginia Corporation

By:	/s/ Katherine J. Ryan
Katherine J. Ryan
Vice President, Chief Legal Counsel & Corporate Secretary

cc:	Hillary H. Holmes, Gibson, Dunn & Crutcher LLP